MEETEM, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2019 AND 2020

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

DESCRIPTION	**PAGE**
Independent Accountants' Review Report	1
Statement of Assets and Liabilities	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statements of Cash Flows	5
Notes To Accompanied Financial Statements	6 – 10

haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of MeetEm, LLC:

I have reviewed the accompanying financial statements of MeetEm LLC, which comprise the Statement of Assets & Liabilities as of December 31, 2019 and 2020, and the related Statement of Operations, Statement of Changes in Partners' Capital and Statements of Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 11 to the financial statements, MeetEm, LLC. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: October 27, 2021

MEETEM, LLC
Statement of Assets and Liabilities
As of December 31, 2019 and 2020

	Dec. 31, 2019	Dec. 31, 2020
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 32	$ 74
Total Current Assets	**32**	**74**
Fixed Assets		
Equipment	4,500	4,500
Accumulated Depreciation	(900)	(1,800)
Total Fixed Assets	**3,600**	**2,700**
Total Assets	**3,632**	**2,774**
LIABILITIES AND SHARE HOLDERS EQUITY		
Current Liabilities	**-**	**-**
Loan term liabilities	**-**	**-**
Total Liabilities	**-**	**-**
Share Holders Equity		
Retained Earnings/(Loss)	-	(38,132)
Net Income/(Loss)	(38,132)	(19,026)
Net owner's inflow/(outflow)	41,764	59,932
Total Share Holders Equity	**3,632**	**2,744**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 3,632**	**$ 2,744**

MEETEM, LLC
Statement of Operations
For the Year Ended December 31, 2019 and 2020

	Year Ended Dec. 31, 2019	Year Ended Dec. 31, 2020
REVENUE		
Service Income	$ -	$ -
Other revenue	-	-
TOTAL REVENUE	**-**	**-**
OPERATING EXPENSES:		
Travel Expense	10,097	888
Office Expense	8,595	6,355
Legal Fee	4,530	-
Advertising	3,379	5,142
Contractors and Freelancers Fee	2,679	2,960
Office Supplies	2,400	975
Meals & Entertainment	1,303	401
Utilities	1,055	867
Gas / Oil Expense	728	348
Benefits Expense	309	-
Materials Expense	137	-
Car and Truck	48	-
Depreciation Expenses	900	900
Other business Expenses	1,972	190
Total operative expenses	**(38,132)**	**(19,026)**
Net Income before Taxes	**$ (38,132)**	**$ (19,026)**

MEETEM, LLC
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2019 and 2020

Partners' capital, Jan. 1, 2019	**$**	-
Capital contributions		41,764
Capital distributions		-
Net income (Loss)		(38,132)
Partners' capital, Dec. 31, 2019	**$**	**3,632**
Capital contributions		18,168
Capital distributions		-
Net income (Loss)		(19,026)
Partners' capital, Dec. 31, 2020	**$**	**2,774**

MEETEM, LLC
Statements of Cash Flows
For the Year Ended December 31, 2019 and 2020

	Year Ended Dec. 31, 2019	Year Ended Dec. 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (38,132)	$ (19,026)
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:		
Depreciation Expense	900	900
Total adjustments	900	900
Net cash provided (used) by operating activities	**(37,232)**	**(18,126)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Office Equipment	(4,500)	-
Net cash provided (used) by financing activities	**(4,500)**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	41,764	18,168
Net cash provided (used) by financing activities	**41,732**	**18,168**
Net increase (decrease) in cash and equivalent	**32**	**42**
CASH AND CASH EQUIVALENTS: Jan. 1 2019 and 2020	**-**	32
CASH AND CASH EQUIVALENTS: Dec. 31 2019 and 2020	**$ 32**	**$ 74**

MEETEM, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019 and 2020

NOTE 1. <u>GENERAL</u>

MeetEm LLC is organized under the laws of the state of South Carolina. MeetEm LLC was originally founded in 2018 as a South Carolina Corporation. Later during December 2019, the MeetEm LLC was restructured as a South Carolina Domestic Limited-Liability Company and changed its name from MeetEm, Inc. to MeetEm, LLC. MeetEm, LLC, is a pay-per-virtual meeting platform that connects celebrities, consultants, & experts to paying clients and fans across the globe. The MeetEm LLC is headquartered in Charleston, South Carolina.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

MeetEm, LLC maintains no current liabilities with no accounts payable carrying month to month. Further, MeetEm, LLC maintains no Long term liabilities on its assets.

<u>Revenue Recognition</u>

The MeetEm LLC provides pay-per-virtual meeting platform services and recognizes revenues when earned and collection is reasonably assured.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

The Company determines the fair market value of its financial assets and liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Income Taxes

No Provision for Federal and State income tax has been calculated. The MeetEm LLC is structured as Limited-Liability Company. Under these provisions, the Company does not pay local, state, or federal income taxes on its taxable income. Instead, the owners of company are personally liable for individual income taxes on the Company's net income.

Fixed Assets

Furniture and equipment are stated at cost, if purchased. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Depreciation ranges from three to five years. Expenditures for normal maintenance and repairs are charged to expense.

Note 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year ended consist of the following checking accounts:

	December 31, 2019	December 31, 2020
Cash	$ 32	$ 74
Total	**$** 32	**$** 74

Note 4. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

MeetEm LLC is in conformity with the South Carolina Labor Laws and Regulations, OSHA Safety and Health Protection, South Carolina Minimum Wage, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

Note 5. FAIR VALUE MEASUREMENT

Fair values of assets measured on a recurring basis at year ended are as follows:

	At Year End		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2019	$	32	-	-	-
Cash	Dec. 31, 2020	$	74	-	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the MeetEm LLC may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 27, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The MeetEm LLC maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The MeetEm LLC has not experienced any losses in such accounts. The MeetEm LLC believes they are not exposed to any significant credit risk related to these deposit accounts.
Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019 and 2020, the MeetEm LLC had $0 and $0, respectively, of uninsured balances at these institutions.

NOTE 9. OWNERSHIP STRUCTURE

As mentioned, MeetEm LLC is structured as an South Carolina Domestic Limited-Liability Company and owned, pro rata, by the following individuals:

	# of Owned Common Stocks	% of Owned Stocks
Howard Lee Gatch	9,820,000	98.2%
Marc Williams	50,000	0.5%
Jack Jeffords	50,000	0.5%
Theodore S. Taylor	20,000	0.2%
Jonathan Black	20,000	0.2%
Paul Lewis	20,000	0.2%
Marty Cintron	20,000	0.2%
Total	**10,000,000**	**100%**

NOTE 10. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 11. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company’s ability to continue as a going

NOTE 11. GOING CONCERN (Continued)

concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.